[letterhead of Embarcadero Funds, Inc.]

May 9, 2011

Christina L. DiAngelo Senior Staff Accountant U.S. Securities and Exchange Commission Washington, DC 20549

Dear Ms. DiAngelo:

This letter responds to the comments you provided on April 8, 2011 relating to the Forms 12b-25, N-CSR and N-SAR filed on behalf of the Embarcadero Funds, Inc. (the “Company”) in March 2011.  Please note, as stated in the Company’s Annual Report to Shareholders, the remaining series of the Company have been reorganized into a fund managed by a different adviser, and the Company is in the final stages of winding up its affairs and will soon be submitting an application on Form N-8F to deregister as an investment company.  In your letter dated April 8, 2011, you provided the following comment:

We have evaluated your response to Part III of the [Form 12b-25] and have found your reasons for the extension of time, or lack thereof, to be insufficient.

As subsequently noted in the “Report of Independent Registered Accounting Firm” attached as an Exhibit to the Company’s Form N-SAR filed on March 16, 2011, certain issues were identified during the audit.  These issues had not been resolved and were still being explored with the Company’s service providers at the time the Company’s filings were due.  In the interest of ensuring that the issues were satisfactorily resolved and that shareholders would not be harmed, the Company sought the extension in order to complete the assessment and resolve the issues.  Nevertheless, the Company acknowledges the comment.

You have also provided the following comments on the Company’s filings:

1.  The “Report of Independent Registered Public Accounting Firm” attached as an Exhibit to the Registrant’s Form N-SAR filed 3/16/2011 for the December 31, 2010 fiscal period includes description of a material weakness that resulted in adjustments to the NAVs of the Market Neutral and Absolute Return Funds.  Were the NAVs of the fund affected other than as of December 31, 2010?  If so, what were the adjustments and were they made in accordance with the fund’s NAV correction policy?  Was there any reprocessing of shareholder transactions?

The invoices which were not timely submitted to the funds’ accounting agent pertained to the period prior to the expense limit being removed.  As a result, the NAV did not change since the amount of the invoices that were untimely submitted was charged to the reimbursement from the Advisor, and appropriately reimbursed by the Advisor.  The impact of the accrued expenses, noted in the report, was at year-end and the fund complied with the NAV correction policy.  In light of the relatively small NAV error and the lack of shareholder activity at the time, it was not necessary to reprocess shareholder transactions.  The NAVs of the funds were not impacted otherwise than as noted in the report.

2. The Registrant’s Form N-CSR discloses that the Code of Ethics is attached as an Exhibit to the filing; however, there is no Exhibit included in the filing.

The Code of Ethics was inadvertently excluded from the filing by the filing agent.  However, the Code of Ethics has not changed since it was adopted in May 2009 and is the same as was attached as an exhibit to last year’s Form N-CSR/A.

3. Item (2) in Part IV of the Registrant’s NT-NCSR filed on 3/14/2011 is checked “Yes”.  How can this be accurate when the Fund filed a Form NT-NSAR on 3/1/2011?

The box should not have been checked in the NT-NCSR filing in light of the earlier NT-NSAR filing.

4. What were the average net assets of the Market Neutral Fund for the year ended December 31, 2010?

The average net assets of the Market Neutral Fund for the year ended December 31, 2010 were: $3,603,693.60.

I note that the issues noted in the Report of Independent Registered Accounting Firm and the timing of the Company’s filings were discussed extensively with the Company’s Directors and at the Board’s Audit Committee meeting in March 2011.  Since this meeting, the Directors have been engaged with me in diligently resolving any outstanding issues and winding up the affairs of the Company.  Since the funds have reorganized, and the Company is winding up its affairs, the issues noted in the Report cannot recur.  I also note that the Directors have been provided with a copy of your comments, and that this response has been shared with them prior to its submission.

In connection with responding to your comments, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filings; (2) comments by the staff of the SEC or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) it may not assert staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

I appreciate your time in reviewing the Company’s filings and, if you have any questions concerning the foregoing, please do not hesitate to contact me at 415.835.5000.

Regards,

/s/ Edwin Restrepo

Edwin Restrepo

Embarcadero Funds, Inc.

cc:

Frank Donaty

Assistant Director

Division of Investment Management

U.S. Securities and Exchange Commission

Garrett Van Wagoner

Board of Directors, Embarcadero Funds, Inc.